EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 5, 2012	No. 12-11

Avalon Reports on Successful Pilot Plant Campaigns for the
Nechalacho Rare Earth Element Project, Thor Lake, NWT

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide an update on progress towards completion of the Feasibility Study (“FS”) on the Nechalacho Rare Earth Element Project (the “Project”), Thor Lake NWT, Canada. Key recent developments include completion of successful pilot plant campaigns, the summer definition drilling program and technical sessions for the environmental assessment process. The FS is being prepared by SNC-Lavalin Inc. and remains on schedule for completion in the second quarter of calendar 2013. The target date for production start up remains late 2016 with initial product sales anticipated for 2017.

PILOT PLANT CAMPAIGNS

Two pilot plant campaigns were successfully conducted in September/October as Avalon continued to up-date and optimise the metallurgical flowsheets designed for the Flotation and Hydrometallurgical Plants, planned for the Northwest Territories.

The first pilot campaign was conducted at Xstrata Process Support Laboratories, Sudbury, ON with the objective of confirming improved flotation parameters developed earlier on a bench scale. As predicted, the pilot plant was able to operate successfully at total reagent consumptions of approximately 33% of those used in the Prefeasibility Study (“PFS”), representing a significant reduction in estimated operating costs—reagent costs were approximately 39% of the Flotation Plant operating costs in the PFS (excluding power). The flotation circuit piloted is also far simpler than that in the PFS which will make the final plant much easier to operate and ultimately more efficient. Final test results are still pending but the expectation is that PFS performance parameters (concentrate grade and recovery) will be less reliant on a gravity circuit for up-grading of the final rare earth element (“REE”) concentrate.

The second pilot plant campaign (PP6) was conducted at SGS Minerals Services, Lakefield, ON. This work simulated the Hydrometallurgical Plant and the treatment of flotation concentrate right through the acid baking and leaching processes, removal of impurities by various precipitation operations, neutralisation of acid bake residue plus all tailings materials, and final production of a REE precipitate (or mixed concentrate). This material is the feed for the Separation Plant where it would undergo separation to isolate the individual REE and final refining into saleable products.

As expected, this work increased metal recoveries achieved in previous pilot plant campaigns through improved leaching conditions and confirmed refinements proposed for the removal of impurities. The use of hydrated lime instead of magnesium oxide in the REE precipitation process resulted in a number of positive achievements. Firstly the uranium and thorium concentrations in the REE precipitate were reduced to levels significantly below the limit for transportation to the Separation Plant. Secondly, magnesium and sulphate concentrations in the tailings solution were greatly reduced and consistently met environmental targets for disposal. In addition, pilot testwork confirmed that this tailings water could be recycled to the processing plant without impacting on process efficiencies thereby reducing water disposal requirements and the demand for fresh water. Finally, the use of hydrated lime will have a positive impact on operating costs, being much cheaper to source than the magnesium oxide previously used.

The piloting testwork for the REE Separation Plant and refinery has been awarded to Mintek SA in Johannesburg, South Africa and up-front bench-work has commenced. During this program it is anticipated that a number of refinements to the current PFS separation circuit will be tested and proven.

DEFINITION DRILLING AND MINERAL RESOURCE UPDATE

An updated resource estimate incorporating all of the 2012 winter drilling results and some of the summer drilling results (received by August 27), has been completed by Avalon’s geological staff. Roscoe, Postle and Associates (RPA) has been retained to audit the resource estimate prior to its disclosure and use for FS purposes. It is anticipated that the resource audit will be complete by mid-November, following which the updated resource estimates will be disclosed to the public.

In the recently completed summer program, the Company drilled 39 HQ holes totaling 10,625 metres over a three-month period using just one drill, a much higher production rate than anticipated. The majority of the drilling was concentrated along the southern margin of the deposit where some of the highest grade mineralization in the deposit is known to occur. The main objective of this drilling was to upgrade Indicated Mineral Resources to the Measured level of confidence for inclusion in the mine plan. Due to the lag time on receiving assay results, assays from only six of the summer drill holes are incorporated into this resource update and the remaining holes will be incorporated into the model for the next resource update expected early in 2013.

ENVIRONMENTAL ASSESSMENT PROCESS AND PERMITTING

The environmental assessment process being conducted under regulations administered by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) is advancing slowly but steadily. In September, the Company submitted responses to the second round of Information Requests received from MVEIRB following the Technical Sessions held in Yellowknife in August, 2012. On October 26, MVEIRB requested further information on water quality impacts, which the Company provided on October 31.

Public hearings are tentatively scheduled for February 2013, three months behind the originally forecasted schedule. This creates some risk for delays in securing operating permits, but Management remains optimistic that any permitting delays experienced in 2013 will not impact the overall project schedule to production. Copies of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

The Company has begun discussions with the Louisiana Department of Environmental Quality to identify permitting requirements for the Separation Plant located in Geismar, Louisiana. Initial indications are that while the process is rigorous, timelines for receiving permits are more predictable than in the Northwest Territories. Avalon will be starting the permitting process in late 2012 to ensure completion prior to the scheduled commencement of construction activities in 2014.

Finally, Avalon is continuing positive negotiations with Aboriginal groups and, at this stage, the discussions and negotiations towards reaching Accommodation Agreements with all of our Aboriginal partners remain on schedule.

HEALTH AND SAFETY

The Company’s safety performance improved significantly during the quarter ended on August 31, 2012, with no lost time or medical aid accidents. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections and both weekly and daily safety meetings. A resulting benefit of the improved safety awareness and performance was a concurrent improvement in drilling performance.

The qualified person for the purpose of this news release is Donald Bubar, P.Geo. (Ont), President.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,621,986. Cash resources: approximately $28 million. To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements contained herein include, without limitation the expected timing for the completion of the Nechalacho feasibility study; the expected timing of testwork, equipment installation and pilot plant trials; the expected timing of design criteria delivery; the target date for initial production from the Project; the timing of the Company’s 2012 drilling program; the timing of the availability of the Company’s updated resource estimate; and the timing of the environmental assessment process.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient capital to implement its business plans, the availability of Company and consultants’ staff for testwork and pilot plant trials; Avalon’s ability to complete its construction plans and reach full planned production rates for its end products; uncertainties associated with Avalon’s reserve estimates and non-reserve deposit information; uncertainties regarding global supply and demand for rare earth materials; the results and estimates set out in the separation plant prefeasibility study proving to be inaccurate; environmental laws, regulations and permits affecting Avalon’s business, directly and indirectly, including, among others, those relating to mine reclamation and restoration, climate change, emissions to the air and water and human exposure to hazardous substances used, released or disposed of by Avalon; and uncertainties associated with unanticipated geological conditions related to mining. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.